UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 1, 2006

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction*	*(Commission*	*(IRS Employer*
of incorporation)	*File Number)*	*Identification No.)*

1600 Smith Street, Dept. HQSCE	**77002**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

713-324-2639
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   8.01   Other Events

On September 1, 2006, we issued a press release announcing our August 2006 capacity and traffic performance. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item   9.01   Financial Statements and Exhibits

99.1   Press Release – August 2006 Traffic

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: September 1, 2006

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release – August 2006 Traffic